                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                   FORM N-54A

                     NOTICE OF INTENT TO ELECT TO BE SUBJECT
                        TO SECTIONS 55 THROUGH 65 OF THE
                         INVESTMENT COMPANY ACT OF 1940


          The undersigned business development company (the "Company") hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54(a) of the Investment Company Act of 1940, as amended (the "Act"), to be subject to the provisions of Sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

          Name:               Berthel Growth Trust II

          Address of Principal
          Business Office:         701 Tama Street, Building B
                                   PO Box 609
                                   Marion, Iowa 52302-0609

          Telephone Number:        (319) 447-5700

Name and Address of agent for service of process:

          Leslie D. Smith
          Berthel Fisher & Company Planning, Inc.
          701 Tama Street, Building B
          PO Box 609
          Marion, Iowa 52302-0609

          The company has filed a registration statement on Form 8-A for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Such registration statement was filed contemporaneously with the filing of this Form N-54A. The registration statement has not yet been assigned a file number.

          The file number of the registration as an investment company pursuant to Section 8(a) of the Act: Not applicable.

          The file number of the registration as an investment company pursuant to Section 8(a) of the Act, if any, of any subsidiary of the company: Not applicable.

          The undersigned Company certifies that it is a closed-end company organized as a business trust under the laws of the State of Delaware with its principal place of business in Marion, Iowa; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

          Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of Marion and State of Iowa on the 7th day of July, 2000.


                              BERTHEL GROWTH TRUST II

                              By:  Berthel Fisher & Company Planning, Inc.
                                   Trust Advisor


                              By:   /s/ Henry Royer
                                 ------------------------
                                   Henry Royer, President

Attest:

By:  /s/ Leslie D. Smith
   -------------------------------
     Leslie D. Smith, Secretary



                                       -2-